1.

OMB APPROVAL

OMB Number: 3235-0116

Expires:  March 31, 2003

Estimated average burden

hours per response …9.90

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-22672

For the month of November, 2002

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes __                No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3 -2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURIZON MINES LTD.

(Registrant)

Signed “Ian S. Walton”

Date December 2, 2002

* Print the name and title under the signature of the signing officer.                                                                                                                                                              By. IAN S. WALTON,

 Executive Vice-President and Chief Financial Officer


2.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (06-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: change in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this Form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the Form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exc hange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 FR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the ssueri otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.


3.

Exhibit 1

Shares Listed: Toronto Stock Exchange

Ticker Symbol - ARZ

U.S. Registration: (File #0-22672) Form 20-F

 News Release Issue No. 17 - 2002

     November 1, 2002

JOINT PRESS RELEASE

FOR IMMEDIATE RELEASE

UPDATE ON THE DRILLING PROGRAM AT THE SLEEPING GIANT MINE AND

LONG-TERM RENEWAL OF THE LABOUR AGREEMENT

Cambior Inc. and Aurizon Mines Ltd., co-owners of the Sleeping Giant mine located near Amos in northwestern Québec, are pleased to announce results from an intensive drilling program at the Sleeping Giant mine, as well as the long-term renewal of the labour agreement.

DRILLING RESULTS

During the third quarter of 2002, nearly 18,000 meters of diamond drilling were completed, totalling 88 drill holes on a grid ranging from 20 meters by 20 meters to 50 meters by 50 meters within the structures. The majority of the drilling (15,300 meters) targeted the extension of Zone 8 with the aim of identifying additional mineral resources and reserves between levels 485 and 785.

The results of the ongoing drilling program confirmed the extension of Zone 8 over more than 150 meters towards the south and the presence of the vein at depth. The drill holes identified the presence of a mineralized quartz structure with very good widths and economic grades.

Additionally, the program allowed the identification of new, promising mineralized structures on level 785.

The best drilling values are as follows:


4.

Table 1: Development drilling results (Zone 8)

Hole no. (1)	From (m)	To (m)	Grade (2) / True Thickness
			g Au/t/m

48-405 *	131.7	133.5	26.1/1.8

48-407 *	151.5	154.9	23.0/2.1

48-414 *	198.6	201.2	16.0/1.8

48-418 *	155.3	156.8	13.8/1.8

48-420 *	222.1	223.2	27.0/1.8

48-423 *	169.2	169.9	22.9/1.8

48-428 *	200.7	202.4	30.9/1.8

48-432 *	172.7	173.4	25.7/1.8

66-551 **	314.8	316.0	37.5/1.4

66-552 **	309.3	312.3	28.4/2.3

66-553 **	340.5	344.4	39.3/3.7

66-556 **	365.9	368.0	32.7/1.4

Table 2: Exploration drilling results (New structures on level 785)

Hole no. (1)	From (m)	To (m)	Grade (2) / True thickness
			g Au/t/m

78-194	150.5	153.0	9.5/1.4

	83.8	84.8	11.6/1.6

78-208
	93.5	94.5	12.1/1.6

	337.3	338.1	18.4/1.8

78-212
	352.7	353.4	10.2/1.8

Detailed drilling results, as well as longitudinal sections, are attached to this release.

Quality control

Supervision of the development and exploration drilling was carried out by the personnel of the mine under the supervision of Claude Gobeil, P. Eng., Chief Geologist of the Sleeping Giant mine. Mr. Gobeil is a "qualified person" (3) employed by Cambior for more than 15 years

Results are subjected to a quality control program. This program includes rigorous on-site control and a program of duplicate assays and control samples, including check assays on 5% of the drill-core samples from the mineralized zones by an independent laboratory, in this case Laboratoire Bourlamaque Ltée of Val d’Or. To date, all the results of the samples re-assayed by Laboratoire Bourlamaque corroborated the mine’s analyses. This laboratory, as well as that of the Sleeping Giant mine, uses the fire assay technique followed by the atomic absorption method, as per industry standards.

Louis P. Gignac, Cambior’s President and Chief Executive Officer, stated: “The exploration program has been fruitful and we are pleased with the drilling results which have allowed us to extend the mineralized lenses, in particular Zone 8 at depth, and to identify new mineralized structures. The results are very encouraging. We remain optimistic

(1) * Higher values in the southern portion of the lens ** Higher values in the lower portion of the lens

(2)	When n ecessary, the higher values were capped at 90 g Au/t or 70 grams -meters metal factor.
(3)	A "qualified person", as defined by National Instrument 43-101, is an individual who is an engineer or geoscientist having at least five years experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has the experience relevant to the subject matter of the mineral project and the technical report and is member in good standing of a professional association.

<PAGE<

5.

that we will discover new mineral resources as exploration continues. For the fourth quarter of 2002, the drilling program is expected to include 23,400 meters of d rilling on the potential sectors of Zone 8, laterally and at depth".

David P. Hall, President of Aurizon said: "Historically, exploration at Sleeping Giant has discovered new zones to sustain production and extend the mine life. We are very encouraged by the results of the current program which indicate good potential for the development of the lower portion of the deposit. A feasibility study is currently underway to identify different alternatives, including deepening the shaft, to access these zones at depth".

Figures

The figures describing the mineralized lenses mentioned in the text are attached to this press release. If you did not receive them, you can download them with this press release from the Cambior website, www.cambior.com, or the Aurizon website, www.aurizon.com, or you can request them by contacting us at the numbers indicated at the end of this release.

RENEWAL OF THE LABOUR AGREEMENT FOR 5 YEARS

Cambior and Aurizon are also pleased to announce that they concluded an agreement with the 140 unionized mine workers for a period of five years, retroactive to August 1, 2002, and terminating on July 31, 2007. The hourly employees, represented by the United Metallurgists of America (Metallos), will receive wage increases of 2.5% from August 1, 2002, and 2% per year for the four subsequent years. The offer also includes improvements to various social benefits.

Cambior and Aurizon appreciate the efforts made by the parties to arrive at an agreement for the long-term renewal of the labour agreement.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior’s shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol “CBJ”. Cambior’s warrants, “CBJ.WT” and “CBJ.WT.B”, trade on the TSX.

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a n umber of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading “Risk Factors” in Cambior’s 2001 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSX and the Amex.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions. Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region. Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ”.

For additional information, please contact:

CAMBIOR INC. Robert LaVallière Manager – Investor Relations Tel. : (450) 677-2699 Fax : (450) 677-3382 E-mail : info@cambior.com Website : www.cambior.com PR-2002-28

AURIZON MINES LTD.

David P. Hall, President

Or

Patrick Soares, Manager – Investor Relations

Tel : (604) 687-6600

Toll-free : 1-888-411-GOLD

Fax : (604) 687-3932

E-mail : info@aurizon.com

Website : www.aurizon.com

Annex 1

# Sleeping Giant Mine

## Longitudinal Section
## Zone 8
### Drilling Program

Level 355
Level 415
Level 485
Level 545
Level 605
Level 665
Level 725
Level 785
Level 855
Level 915
Level 975
11.2/1.9
14.4/1.8
27.0/1.8
16.4/1.8
11.5/1.8
30.9/1.8
22.9/1.8
13.8/1.8
50.3/1.8
7.1/1.8
12.4/1.8
9.3/1.8
8.4/1.8
18.4/1.8
17.9/1.5
18.3/1.4
19.3/1.4
37.5/1.4
59.4/1.4
39.3/3.7
28.4/2.3
12.3/1.4
8.4/1.4
21.4/1.4
32.7/1.4
7.4/1.4
7.3/1.4
7.4/1.4
9.0/1.4
0
100
metres

- Mineral Reserves
- Resources
- Drilling Targets
- Current Drill Holes
- Previous Drill Holes
- Less than 7 g Au/t
- Results to come

Annex 1

# Sleeping Giant Mine

## Plan of Level 785 Drilling Program

Zone 30
Zone 20
Zone 8
Structure 30W
Exploration
Development Drilling
Development Drilling
78-196
78-194
78-208
78-192
78-191
78-193
78-212
600m
9.5/1.4
12.1/1.6
11.6/1.6
8.2/1.4
0.8/1.4
1.2/1.4
13.1/1.4
5.0/1.4
4.4/1.4*
6.7/1.4
4.8/1.4
2.6/1.4
7.6/1.4
10.2/1.8
18.4/1.8
7.5/1.8
Current Holes
Previous Holes
Intercepts
New Structures
10.2/1.8 g Au/t over Length (m)
0
200
metres

(*110 m below Level 785)


Exhibit 2

     November 7, 2002

For Immediate Release

News Release Issue No. 18 - 2002

THIRD QUARTER REPORT

SEPTEMBER 30, 2002

     Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Aurizon reports that higher realized gold prices together with higher ore grades mitiga ted the planned lower ore production rates at the Sleeping Giant Mine during the third quarter of 2002.

Aurizon maintains a debt-free balance sheet at September 30, 2002 with cash and working capital of more than $5 million.

THIRD QUARTER FINANCIAL RESULTS

For the third quarter of 2002, Aurizon reports a net loss of $626,000, or 1 cent per share, compared to a net loss of $163,000, or nil cents per share in the same period of 2001. Cash flow from operating activities in the quarter was negative at $237,000, or nil cents per share, compared to positive cash flow of $1,296,000, or 3 cents per share in the third quarter of 2001.

Revenue in the third quarter of 2002 increased to $4.0 million from $3.6 million for the same period of 2001 as a result of higher realized gold prices and royalty income from the Beaufor Mine. The average realized gold price in the third quarter was US$322 per ounce compared to US$279 per ounce for the same period of 2001.

Care and maintenance costs at Casa Berardi totaling $642,000 were charged to operations in the third quarter of 2002, whereas costs of $518,000 were capitalized in the same quarter of 2001.

Increased exploration and development activity at the Sleeping Giant Mine in 2002 has resulted in higher depreciation and de pletion charges of $667,000, or US$57 per ounce, compared to $314,000, or US$26 per ounce in the same period of 2001.

Capital expenditures of $2 million were incurred during the third quarter of 2002 compared to $607,000 in the corresponding quarter of 2001. The intensive drill program at Casa Berardi, which commenced during the second quarter, accounted for $1.2 million of the increased expenditures.

NINE MONTH FINANCIAL RESULTS

Revenue for the first nine months of 2002 increased to $12.7 million from $10.3 million for the same period of 2001 due to higher realized gold prices and royalty income from the Beaufor Mine. For the nine months ended September 30, 2002, Aurizon reported a net loss of $2 million, or 4 cents per share, compared to a net loss of $2.8 million, or 7 cents per share for the comparable period in 2001. Operating cash flow was negative at $1,516,000, or 3 cents per share, compared to negative cash flow of $1,474,000, or 4 cents per share in the same period of 2001.

The average gold price realized for the nine months ended September 30, 2002 was US$305 per ounce compared to US$271 per ounce for 2001.

Care and maintenance costs at Casa Berardi, totaling $1.8 million, were charged to operations during the nine month period ended September 30, 2002, compared to $0.4 million of costs in the same period of 2001, all of which related to the Beaufor Mine. In the first nine months of 2001, Casa Berardi care and maintenance costs, totaling $2.0 million, were capitalized.

Interest and finance c osts for the first nine months of 2002 increased to $720,000 from


     AURIZON MINES LTD. THIRD QUARTER REPORT

SEPTEMBER 30, 2002

$111,000 in the same period of 2001 as a result of expensing deferred finance and interest costs associated with the early repayment of the Casa Berardi long-term debt, totaling $482,000, and to costs associated with the two equity financings, totaling $238,000.

The comparative nine month results of 2001 were impacted by a non-recurring restructuring charge of $786,000, related to a downsizing of the Company, and a $245,000 loss resulting from the sale of the Beaufor Mine.

Investing activities for the first nine months of 2002 increased dramatically to $4.4 million compared to $0.6 million in the same period of 2001 as a result of the equity financings completed in the second quarter. During the current nine month period, $1.1 million was paid to acquire the residual net smelter royalty interest on Casa Berardi, $1.5 million was spent on the drill program at Casa Berardi, and $1.8 million was spent on underground development at Sleeping Giant.

Financing activities for the first nine months of 2002 resulted in net cash inflows of $9.3 million, compared to $0.3 million in 2001. Two private placements, for net proceeds of $12.4 million, allowed the Company to retire an outstanding long-term debt obligation of $3.9 million due on the acquisition of Casa Berardi. Quebec mining refunds in respect of certain eligible exploration expenditures, totaling $0.5 million, and proceeds from the exercise of incentive stock options, totaling $0.2 million, were also received in the nine month period ended September 30, 2002.

SLEEPING GIANT MINE, QUEBEC

The Sleeping Giant Mine produced 15,033 ounces of gold during the third quarter of 2002, compared to 15,882 ounces during the same period of 2001. Aurizon’s share of production was 7,516 ounces. The average grade was 10.7 grams per tonne, compared to 9.9 grams per tonne in the same period of 2001. Total cash costs increased to US$249 per ounce from US$236 per ounce for the same period of 2001, primarily due to lower rates of production in accordance with the revised mining plan.

Total cash costs per ounce during the nine month period increased to US$234 from US$227 in the previous year. Gold production for the nine months was 49,879 ounces at an average grade of 10.3 grams per tonne. Production during the same period of 2001 was 48,648 ounces at an average grade of 9.8 grams per tonne. Aurizon’s share of the 2002 mine production was 24,939 ounces.

More than 20,000 metres of exploration and definition drilling were completed in the third quarter of 2002, the main focus of which was the 8 Zone. This program was successful in confirming the lateral extension of the 8 Zone, 150 metres to the south. This zone remains open to the south and to depth.   Drilling has also identified a potential new structure at the 785 metre level, in close proximity to the production shaft.

A feasibility study will be completed in the fourth quarter of 2002 for the development of the lower portion of the deposit. The study will consider deepening the existing shaft to allow access to the resources at depth and to establish new drill bases to explore for extensions to known ore lenses, in particular the 8 Zone.

SLEEPING GIANT PRODUCTION

	Third Quarter		Nine Months Ended
	September 30		September 30
	2002	2001	2002	2001
Tonnes milled	44,874	51,817	154,580	159,675
Ore grade(grams/tonne)	10.7	9.9	10.3	9.8
Gold production – ounces	15,033	15,882	49,879	48,648
Aurizon’s 50% share	7,516	7,941	24,939	24,324
Total Cash Costs/ounce – US$	$249	$236	$234	$227
Depreciation and amortization/ounce – US$ $	57	$26	$43	$39

Total production costs/ounce – US$	$306	$262	$277	$266


 AURIZON MINES LTD.

THIRD QUARTER REPORT

SEPTEMBER 30, 2002

CASA BERARDI, QUEBEC

Approximately 14,000 metres of exploration drilling was completed at Casa Berardi during the third quarter of 2002 as part of an ongoing $2 million program. To date, 15 drill holes have been completed in the 118 – 120 zone area, which covers a strike length of 500 metres and a vertical distance of 500 metres. Including three holes previously completed in 1999, 13 of these drill holes have intersected mineralization.

The current drill program has indicated that the mineralization found in the 118 – 120 zone area is the dip extension of the Principal Zones. The Principal Zones area is located between the West and East Mines and extends laterally over 900 metres. The Principal Zones were not included in the feasibility study completed in 2000, however, they host undiluted indicated resources of 450,000 ounces of gold contained in 2.2 million tonnes grading 6.5 grams of gold per tonne, including 217,000 ounces located in the crown pillar above the 100 metre level.

Certain cost efficiencies should allow the planned 18,000 metres of drilling to increase to 22,000 metres, which will permit drilling to continue until the end of 2002. Two drill rigs are currently active in the 118 – 120 zone area with the objective of drilling sufficient closely-spaced holes to allow a mineral resource estimate to be established following the completion of the drill program.

CORPORATE

Aurizon is pleased to announce the appointment of Gérard Gagné, C.A., to the Board of Directors as the nominee of the Solidarity Fund (Q.F.L.), replacing Gaétan Morin who has resigned due to the assumption of increased responsibilities at the Solidarity Fund (Q.F.L.)

Aurizon is also pleased to announce the appointments of Michel Gilbert, Eng. as General Manager, Quebec and Patrick Soares, P.Geol., as Manager, Investor Relations.

In Accordance with the Company’s stock Option Plan, Aurizon has granted incentive stock options to certain employees to purchase up to 140,000 common shares at a price of $1.20 per share for a two year period, expiring November 7, 2004.

OUTLOOK

With cash and working capital in excess of $5 million at September 30, 2002 and no debt, Aurizon will continue its Casa Berardi exploration program in the fourth quarter in order to expand resources and ultimately increase the reserves to a level sufficient to extend the projected mine life of 7.5 years.

Aurizon’s gold production target for 2002 from Sleeping Giant is 32,000 ounces at a total cash cost of US$245 per ounce. Aurizon’s planned share of capital expenditures at Sleeping Giant for the balance of the year total $1.1 million.

Common Shares (Toronto Stock Exchange – ARZ)

                                    September 30           Dec 31,

                                            2002                        2001

Issued                    56,647,012   40,262,766

Fully-diluted           76,943,179   55,616,433

Research & Media Report/Analyst Comment eResearch – Quarterly Update, October 16, 2002 Haywoood Securities – September 25, 2002 eResearch – Quarterly Update – July 5, 2002 Pacific International Securities– June, 2002 TD Newcrest – April, 2002 eResearch - April, 2002

For a complete copy of the above publication, please call Investor Relations at Toll Free: 1-888-411-GOLD

AURIZON MINES LTD.

Suite 900 - 510 Burrard Street,

Vancouver, British Columbia Canada V6C 3A8

Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD

Fax: (604) 687-3932

Email: info@aurizon.com             Web Site: www.aurizon.com

      	AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2002
4

Aurizon Mines Ltd.
Consolidated Balance Sheets	(unaudited) --	As at

September 30	December 31
2002	2001
$	$
ASSETS
CURRENT
Cash and cash equivalents	5,169,808	1,787,055
Bullion settlements	1,566,616	476,528
Accounts receivable	545,652	1,030,522
Prepaids	239,056	212,180
Inventory	450,894	551,198

TOTAL CURRENT ASSETS	7,972,026	4,057,483
DEFERRED FINANCE COSTS	-	291,667
PROPERTY, PLANT AND EQUIPMENT	6,678,172	7,075,881
MINERAL PROPERTIES	20,934,983	17,932,192

TOTAL ASSETS	35,585,181	29,357,223

LIABILITIES
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	2,469,388	2,858,031
LONG–TERM DEBT	-	4,203,506
PROVISION FOR RECLAMATION COSTS	3,636,405	3,636,405

TOTAL LIABILITIES	6,105,793	10,697,942

SHAREHOLDERS’ EQUITY
COMMITMENT TO ISSUE SHARES	-	99,446
SHARE CAPITAL	75,742,315	62,850,320
CONTRIBUTED SURPLUS	742,943	742,943
CONVERTIBLE DEBENTURES	6,517,534	6,517,534
DEFICIT	(53,523,404)	(51,550,962)

TOTAL SHAREHOLDERS’ EQUITY	29,479,388	18,659,281

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,585,181	29,357,223

Approved on behalf of the Board,

Robert Normand,	David P. Hall,
Director, Chairman of the Audit Committee	Director, Chairman and C.E.O.


     AURIZON MINES LTD. THIRD QUARTER REPORT

SEPTEMBER 30, 2002

Aurizon Mines Ltd.

Consolidated Statements of Loss and Deficit (unaudited)

Three months ended			Nine months ended
September 30,			September 30,

	2002	2001	2002	2001

	$	$	$	$
Revenue

Mining operations
	3,814,729	3,488,365	12,158,826	10,264,280

Interest and other income
	213,863	65,580	553,144	80,538

	4,028,592	3,553,945	12,711,970	10,344,818

Expenses

Operating costs
	2,933,006	2,893,327	9,153,625	8,498,532

Depreciation and depletion
	667,043	314,393	1,696,013	1,451,987

Administrative and general costs
	334,267	330,872	1,086,410	1,293,448

Care and maintenance costs
	642,199	-	1,843,448	449,424

Exploration and property investigation
	20,658	50,477	73,386	163,840

 Interest and financing costs
	34,925	111,021	719,858	111,021

Loss on sale of resource assets
	-	-	-	244,711

Loss (gain) on sale of property, plant & equipment
	(42)	(30,835)	(11,011)	36,231

Restructuring costs
	-	2,876	-	785,875

Capital taxes
	20,220	34,392	92,021	104,131

	4,652,276	3,706,523	14,653,750	13,139,200

LOSS FOR THE PERIOD BEFORE INCOME TAXES
	(623,684)	(152,578)	(1,941,780)	(2,794,382)
INCOME TAX EXPENSE
	(3,152)	(10,752)	(30,662)	(32,256)

NET LOSS FOR THE PERIOD
	(626,836)	(163,330)	(1,972,442)	(2,826,638)
DEFICIT - BEGINNING OF PERIOD
	(52,896,568)	(48,142,762)	(51,550,962)	(45,479,454)

DEFICIT - END OF PERIOD
	(53,523,404)	(48,306,092)	(53,523,404)	(48,306,092)

LOSS PER SHARE - Basic and Diluted
	(0.01)	0.00	(0.04)	(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
	56,612,012	38,941,859	49,609,772	38,941,859


AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2002

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(626,836)	(163,330)	(1,972,442)	(2,826,638)
Add (deduct) items not requiring an outlay of cash:
Depreciation and depletion	695,324	350,580	1,779,126	1,558,463
Interest and financing	-	111,021	481,966	111,021
Loss on sale of resource assets	-	-	-	244,711
Loss (gain) on sale of property, plant & equipment	(42)	(30,835)	(11,011)	36,231
	68,446	267,436	277,639	(876,212)
Decrease (increase) in non-cash working capital items	(305,627)	1,028,200	(1,793,533)	(598,049)
	(237,181)	1,295,636	(1,515,894)	(1,474,261)
INVESTING ACTIVITIES
Property, plant & equipment	(13,187)	(49,627)	(107,378)	(64,449)
Cost recoveries from non-operating assets	-	39,366	-	989,321
Mineral properties	(1,960,590)	(607,291)	(4,359,956)	(3,201,001)
Sale of Beaufor Mine	-	-	-	1,670,352
Proceeds on disposal of property, plant & equipment	50	12,934	36,248	33,714
	(1,973,727)	(604,618)	(4,431,086)	(572,063)
FINANCING ACTIVITIES
Government grant	2,342	106,010	52,400	244,054
Mining duties	-	-	555,483	-
Issuance of shares	82,650	-	12,602,250	69,450
Long-term debt repayments	-	-	(3,880,400)	-
	84,992	106,010	9,329,733	313,504
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	(2,125,916) 7,295,724	797,028 661,694	3,382,753 1,787,055	(1,732,820) 3,191,542
CASH AND CASH EQUIVALENTS – END OF PERIOD	5,169,808	1,458,722	5,169,808	1,458,722

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2002

Notes to Consolidated Financial Statements (unaudited)

1.

Basis of Presentation

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2001, except as disclosed in note 2.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

2.

Incentive Stock Options

Effective January 1, 2002, the Company has adopted the new accounting standard for stock-based compensation which requires prospective application to all stock options granted on or after January 1, 2002.  Under this standard, all stock-based payments to non-employees shall be accounted for using the fair value based method of accounting.  In respect of stock-based payments to employees and directors, the Company has elected not to follow the fair value based method of accounting for stock options.  As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to January 1, 2002 using the fair value based method.

On February 22, 2002, the Company granted incentive stock options to employees and directors to purchase up to 500,000 common shares at a price of $0.60 per share which was 11% higher than the prevailing market price of the Company’s shares on the date of the grant.  Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:  risk-free interest rate of 4%; volatility factor of the expected market price of the Company’s common shares of 73%; and a weighted average expected life of the options of 2 years.  For purposes of pro forma disclosure, the estimated fair value of the options was expensed in the first quarter of 2002 as the options vested at the date of grant.

The following is the Company’s pro forma loss with the fair value method applied to all options issued during the period:

	Three months ended September 30,	Nine months ended September 30,
	2002	2002
	$	$
Loss for the period	(626,836)	(1,972,442)
Compensation expense related to fair value of stock options	-	(102,587)
Pro forma loss for the period	(626,836)	(2,075,027)
Pro forma loss per share: Basic and Diluted	(0.01)	(0.04)

3.

Supplemental Cash Flow Information

	Three months ended September 30,		Nine months ended September 30,

	2002	2001	2002	2001
	$	$	$	$
Non-cash Investing and Financing Activities
Shares issued to pay interest	94,618	-	289,745	-

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2002

4.

Long-term Debt

In June 2002 the Company paid TVX Gold Inc. $5 million, of which $3,880,400 represented the settlement of the final Casa Berardi acquisition obligation, and the balance related to the acquisition of the 2% to 4% gold indexed net smelter royalty.

As a result of the settlement, deferred finance costs totalling $291,667 were expensed during the first half of 2002.

5.

Share Capital

On April 18, 2002 the Company completed a private placement of 8,350,000 units at a price of $0.60 per unit (“Unit”) resulting in proceeds of $4,709,400, net of financing commissions.  Each Unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003.

In addition, the Company issued broker warrants entitling the holder to purchase 501,000 Units at a price of $0.62 per Unit on or before June 30, 2003.

On June 25, 2002 the Company completed a private placement of 7,100,000 shares at a price of $1.15 per share resulting in proceeds of $7,675,100, net of financing commissions.  In addition, the Company issued broker warrants entitling the holder to purchase 426,000 shares at a price of $1.32 per share on or before June 25, 2004.

During the third quarter of 2002, 115,000 shares were issued as a result of the exercise of incentive stock options and private placement warrants for total proceeds of $82,650.

For the nine months ended September 30, 2002, 295,000 shares were issued as a result of the exercise of incentive stock options and private placement warrants for total proceeds of $217,750.

Certain statements included herein constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward -looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Aurizon or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. Aurizon is subject to the effect of changes in the worldwide price of gold and the risks involved in mining operations. These factors are discussed in greater detail in Aurizon’s most recent Annual Information Form and Management’s Discussion and Analysis on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.


BC FORM 53-901F
(Previously Form 27)
Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (Form 53-901F);
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)(Form 27); AND
SECTION 73 OF THE SECURITIES ACT (Quebec)

Item 1.

Reporting Issuer(s):

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street
Vancouver, BC
V6C 3A8

Item 2.

Date of Material Change:

 November 7, 2002

Item 3.

Press Release

Press release issued on November 7, 2002 via Canada News Wire - Canada Wide (copy attached).

Item 4.

Summary of Material Change

Aurizon has appointed Mr. Gerard Gagne, C.A. to the Company's Board of Directors as the nominee of the Solidarity Fund (Q.F.L.), replacing Mr. Gaetan Morin who has resigned due to the assumption of increased responsibilities at the Solidarity Fund (Q.F.L.).

In addition, the Company has appointed Mr. Michel Gilbert, Eng., as General Manager, Quebec and Patrick Soares, P.Geol., as Manager, Investor Relations.

In accordance with the Company's Stock Option Plan, the Company has also granted incentive stock options to certain employees to purchase up to 140,000 common shares at a price of $1.20 per share for a two year period, expiring November 7, 2004.

Item 5.

Full Description of Material Change:

Aurizon has appointed Mr. Gerard Gagne, C.A. to the Company's Board of Directors as the nominee of the Solidarity Fund (Q.F.L.), replacing Mr. Gaetan Morin who has resigned due to the assumption of increased responsibilities at the Solidarity Fund (Q.F.L.).

In addition, the Company has appointed Mr. Michel Gilbert, Eng., as General Manager, Quebec and Patrick Soares, P.Geol., as Manager, Investor Relations.

In accordance with the Company's Stock Option Plan, the Company has granted incentive stock options to certain employees to purchase up to 140,000 common shares at a price of $1.20 per share for a two year period, expiring November 7, 2004.


Item 5.

Full Description of Material Change (Continued):

For further information, please see attached News Release dated November 7, 2002.

Item 6.      Reliance on Section 85 (2) of the B.C. Securities Act

                  and Section 75(3) of the  Ontario Securities Act (Re: Confidentiality):

N/A

Item 7.

Omitted Information:

N/A

Item 8.

Senior Contact Officers

David P. Hall, President & Chief Executive Officer
Ian S. Walton, Executive Vice-President & Chief Financial Officer
Julie A. Stokke Kemp, Corporate Secretary
Telephone:  (604) 687-6600

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this
18th day of November, 2002

"Julie A .Stokke Kemp"

Julie A. Stokke Kemp
Corporate Secretary